EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

December 11, 2007

James O'Connor

Division of Investment Management

U.S. Securities and Exchange Commission

901 E Street, NW

Washington, D.C.  20004

RE:       Evergreen Equity Trust, File Nos. 333-37453 and 811-08413 (the “Registrant”)

            Post-Effective Amendment No. 111 to the Registration Statement on Form N-1A

For Evergreen Golden Core Opportunities Fund, Evergreen Golden Large Cap Core Fund and Evergreen Golden Mid Cap Core Fund

Dear Mr. O'Connor:

In response to your comments to the Registrant’s Form N-1A filing made on November 9, 2007 pursuant to Rule 485(a) to register the shares of three new series, Evergreen Golden Core Opportunities Fund, Evergreen Golden Large Cap Core Fund and Evergreen Golden Mid Cap Core Fund (accession no. 0000907244-07-000702) (the "Fund"), please note the following responses:

Prospectus

Comment:       You asked that we change the language in the footnote to each Fund’s “Annual Fund Operating Expenses” table regarding voluntary fee waivers to either state that the investment advisor will voluntarily waive a portion of its fees if such a waiver will be applied or remove the statement if no waiver will be applied.

Response:      The relevant language in footnote three to each Fund’s Annual Fund Operating Expenses table has therefore been changed from “may” to “has agreed to.”

Comment:       You requested that we provide you with an explanation as to how we calculated the numbers in each Fund’s “Example of Fund Expenses” table.

Response:      Please refer to Exhibit A attached hereto for an example of how the expense example numbers were calculated with respect to the Class A shares of Evergreen Golden Large Cap Core Fund.

Comment:       You asked that we define the term “Golden Large Cap Core Composite” in the section entitled “Prior Composite Performance of Comparable Accounts Managed by Golden Capital.”

Response:      We have added the following disclosure to the abovementioned section and changed all references to the Golden Large Cap Core Composite following this definition to the defined term:

“The Composite is comprised of fully discretionary, equity-only separate accounts with assets in excess of $1 million and includes cash.”

Comment:       You requested that we state which no-action letter we are relying upon to provide the information in the section entitled “Prior Composite Performance of Comparable Accounts Managed by Golden Capital” and that we confirm that such prior composite performance information has been presented in a manner consistent with the requirements set forth in such letter.

Response:      The prior composite performance information included in the prospectus has been presented in a manner consistent with the requirements set forth in Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) and GE Funds (pub. avail. Feb. 7, 1997).  The prior composite performance has been shown net of brokerage commissions, transaction costs and the maximum advisory fee of 0.75% applied to the separate accounts included in the portfolio.  The disclosure indicates that the fees and expenses of the Evergreen Golden Large Cap Core Fund, as reflected in the Annual Fund Operating Expenses table, are higher than those expenses charged to the accounts included in the composite, and that therefore, had these higher expenses been used, total returns would have been lower.  In addition, we have added disclosure indicating that performance would have been lower had the sales charges that apply to the various classes of the Evergreen Golden Large Cap Core Fund been taken into account.

Comment:       You asked that we state whether the Funds will be investing in derivatives and, if so, to state the limit as a percentage of assets. If investing in derivatives is a principal strategy for a Fund, you asked that we reflect this fact in the Fund’s “Principal Investment Strategy” section and add appropriate risk disclosure.

Response:      Use of derivatives is not a principal investment strategy of any of the Funds.  We do not currently expect that a Fund will enter into derivatives with a net notional exposure greater than 5% of the Fund's assets.

Comment:       You asked that we state whether the Funds will be investing in foreign securities and, if so, to state the limit as a percentage of assets. If investing in foreign securities is a principal strategy for a Fund, you asked that we reflect this fact in the Fund’s “Principal Investment Strategy” section and add appropriate risk disclosure.

Response:      Investment in foreign securities is not a principal investment strategy of any of the Funds.  We do not currently expect that a Fund will invest greater than 5% of its assets in foreign securities.

Statement of Additional Information

Comment:       You asked that, if a Fund were to engage in securities lending to a significant extent, we reflect this fact in the Fund’s “Principal Investment Strategy” section of the prospectus.

Response:      We do not consider securities lending to be a principal investment strategy of any of the Funds; rather, it is an ancillary investment technique in each case.

Comment:       In the section entitled “Brady Bonds” under the section entitled “Additional Information on Securities and Investment Practices,” you requested that we either update or remove the following language:

                        “Brady Bonds were created in 1989 and, accordingly, do not have an extensive payment history.”

Response:      We have removed this sentence from the abovementioned section.

Comment:       You asked that we state whether the Funds will be investing in junk bonds, mortgage-backed securities or subordinated bonds and, if so, to state the limit as a percentage of assets. If investing in such instruments is a principal strategy for a Fund, you asked that we reflect this fact in the Fund’s “Principal Investment Strategy” section of the prospectus and add appropriate risk disclosure.

Response:      Investment in junk bonds, mortgage-backed securities or subordinated bonds is not a principal investment strategy of any of the Funds.  We do not currently expect that a Fund will invest greater than 5% of its assets in any one of these security types.

Comment:       You asked that we amend the language in bullet number 4 to “Valuation of Portfolio Securities” in the section entitled “Pricing of Shares” to reflect the Board's role in monitoring the Fund's fair valuation procedures.

Response:      We have revised the language as follows (changes in italics):

                        “Foreign securities may be valued at fair value according to procedures approved and periodically reviewed   by the Board of Trustees if the closing price is not reflective of current market values due to trading or events occurring in the foreign markets between the close of the established exchange and the valuation time of the Fund.”

You had indicated that all correspondence is now required to make certain representations. We make the following representations to you:

the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file a post-effective amendment to the Registration Statement on or around December 11, 2007 to respond to your comments.  Please feel free to call me at (617) 210-3662 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Brian Montana

                                                                                    Brian Montana, Esq.

Example of Fund Expenses Calculation Explanation for Golden Large Cap Core Fund’s Class A

Breakdown of Expenses:                                              5.75% Sales Load

0.62% Management Fee                                               1.30% Total Fund Operating Expenses

0.25% Maintenance Fee (12b-1 Fee)                           0.00% Redemption Fee

0.43% Other Expenses

1.30% Total Expenses

Year	Amount Invested	Sales Load	Beginning Value	Return minus Expenses	Ending Value	Average Value	Annual Expenses	Aggregate Expenses	Redemption Fee	Amounts Listed in Table
1	$10,000.00	$575.00	$9,425.00	$348.73	$9,773.73	$9,599.36	$124.79	$699.79	$0.00	$700
2			$9,773.73	$361.63	$10,135.35	$9,954.54	$129.41	$829.20	$0.00	$829
3			$10,135.35	$375.01	$10,510.36	$10,322.86	$134.20	$963.40	$0.00	$963
4			$10,510.36	$388.88	$10,899.24	$10,704.80	$139.16	$1,102.56	$0.00	$1,103
5			$10,899.24	$403.27	$11,302.52	$11,100.88	$144.31	$1,246.87	$0.00	$1,247
6			$11,302.52	$418.19	$11,720.71	$11,511.61	$149.65	$1,396.52	$0.00	$1,397
7			$11,720.71	$433.67	$12,154.38	$11,937.54	$155.19	$1,551.71	$0.00	$1,552
8			$12,154.38	$449.71	$12,604.09	$12,379.23	$160.93	$1,712.64	$0.00	$1,713
9[1]			$12,604.09	$466.35	$13,070.44	$12,837.26	$166.88	$1,879.52	$0.00	$1,880
10[1]			$13,070.44	$483.61	$13,554.04	$13,312.24	$173.06	$2,052.58	$0.00	$2,053

Equations:

Amount Invested – Sales = Beginning Value

Beginning Value + (Return of 5% – Total Expenses of 1.30%) = Ending Value

Beginning Value + Ending Value ÷ 2 = Average Value

Average Value * (Total Expenses of 0.013) = Annual Expenses

Annual Expenses from all previous years added together + (Sales Load of $575.00) = Aggregate Expenses

1 The example provided here is for Golden Large Cap Core Fund’s Class A. For Class B, please note that the sales load used for years 9 and 10 would be 5.75% as Class B converts to Class A after 8 years.